Exhibit 99.31

CONSENT OF DR. AUGUSTO FERREIRA MENDONÇA

The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Ero Copper Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

1.	Technical Report on the MCSA Mining Complex entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley” dated January 14, 2021, with an effective date of October 1, 2020.

Yours truly,

/s/ Augusto Ferreira Mendonça
Name: Dr. Augusto Ferreira Mendonça, RM SME

Dated: June 4, 2021